Palayan Resources, Inc

Code of Ethics

In accordance with the requirements of the Securities and Exchange Commission, the Board of Directors of Palayan Resources Inc. (the “Company”) has adopted this Code of Ethics (this “Code”) to:

•	encourage honest and ethical conduct, including fair dealing and the ethical handling of conflicts of interest;

•	encourage full, fair, accurate, timely and understandable disclosure;

•	encourage compliance with applicable laws and governmental rules and regulations;

•	ensure the protection of the Company's legitimate business interests, including corporate opportunities, assets and confidential information; and

•	deter wrongdoing.

All directors, officers and employees of the Company are expected to be familiar with the Code and to adhere to those principles and procedures set forth in the Code.

I. Honest and Ethical Conduct

Each director, officer and employee owes a duty to the Company to act with integrity. Integrity requires, among other things, being honest and ethical. This includes the ethical handling of actual or apparent conflicts of interest between personal and professional relationships. Deceit and subordination of principle are inconsistent with integrity.

Each director, officer and employee must:

•	Act with integrity, including being honest and ethical while still maintaining the confidentiality of information where required or consistent with the Company's policies.

•	Observe both the form and spirit of laws and governmental rules and regulations and accounting standards.

•	Adhere to a high standard of business ethics.

•	Accept no improper or undisclosed material personal benefits from third parties as a result of any transaction or transactions of the Company.

II. Conflicts of Interest

A “conflict of interest” arises when an individual's personal interest interferes or appears to interfere with the interests of the Company. A conflict of interest can arise when a director, officer or employee takes actions or has personal interests that may make it difficult to perform his or her Company work objectively and effectively. For example, a conflict of interest would arise if a director, officer or employee, or a member or his or her family, receives improper personal benefits as a result of any transaction or transactions of the Company. Interests in other companies, including potential competitors and suppliers, that are purely for investment purposes, are not significant to the individual and do not include involvement in the management of the other entity, or where an otherwise questionable relationship is disclosed to the Board and any necessary action is taken to ensure there will be no effect on the Company, are not considered conflicts unless otherwise determined by the Board.

Fidelity or service to the Company should never be subordinated to or dependent on personal gain or advantage. Conflicts of interest should be avoided.

In most cases, anything that would constitute a conflict for a director, officer or employee also would present a conflict if it is related to a member of his or her family.

III. Disclosure

Each director, officer or employee, to the extent involved in the Company's disclosure process, including the Chief Executive Officer, the Chief Financial Officer, and the Controller (the “Senior Financial Officers”), is required to be familiar with the Company's disclosure controls and procedures applicable to him or her so that the Company's public reports and documents filed with the Securities and Exchange Commission (the “SEC”) comply in all material respects with the applicable federal securities laws and SEC rules. In addition, each such person having direct or supervisory authority regarding these SEC filings or the Company's other public communications concerning its general business, results, financial condition and prospects should, to the extent appropriate within his or her area of responsibility, consult with other Company officers and employees and take other appropriate steps regarding these disclosures with the goal of making full, fair, accurate, timely and understandable disclosure.

Each director, officer or employee, to the extent involved in the Company's disclosure process, including without limitation the Senior Financial Officers, must:

•	Familiarize himself or herself with the disclosure requirements applicable to the Company as well as the business and financial operations of the Company.

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Not knowingly misrepresent, or cause others to misrepresent, facts about the Company to others, whether within or outside the Company, including to the Company's independent auditors, governmental regulators and self-regulatory organizations.

IV. Compliance

It is the Company's policy to comply with all applicable laws, rules and regulations. It is the personal responsibility of each employee, officer and director to adhere to the standards and restrictions imposed by those laws, rules and regulations in the performance of their duties for the Company, including those relating to accounting and auditing matters and insider trading.

Generally, it is against Company policy for any individual to profit from undisclosed information relating to the Company or any other company in violation of insider trading or other laws. Anyone who is aware of material nonpublic information relating to the Company, our customers, or other companies may not use the information to purchase or sell securities in violation of the federal securities laws.

If you are uncertain about the legal rules involving your purchase or sale of any Company securities or any securities in companies that you are familiar with by virtue of your work for the Company, you should consult with the Company's Chief Executive Officer before making any such purchase or sale.

Other policies issued by the Company also provide guidance as to certain of the laws, rules and regulations that apply to the Company's activities.

V. Reporting and Accountability

The Audit Committee has the authority to interpret this Code in any particular situation. Any director, officer or employee who becomes aware of any violation of this Code is required to notify the Chief Executive Officer promptly.

Any questions relating to how these policies should be interpreted or applied should be addressed to the Company’s Chief Executive Officer. Any material transaction or relationship that could reasonably be expected to give rise to a conflict of interest, as discussed in Section II of this Code, should be discussed with the Company’s Chief Executive Officer.

Each director, officer or employee must:

•	Notify the appropriate Code of Ethics Contact promptly of any existing or potential violation of this Code.

•	Not retaliate against any other director, officer or employee for reports of potential violations.

The Company will follow the following procedures in investigating and enforcing this Code and in reporting on the Code:

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The Company’s Chief Executive Officer or the Chief Financial Officer, as the case may be, will take all appropriate action to investigate any violations reported. In addition, the Company’s Chief Executive Officer or Chief Financial Officer, as appropriate, shall report each violation and alleged violation involving a director or an executive officer to the Chairperson of the Audit Committee. To the extent he or she deems appropriate, the Chairperson of the Audit Committee shall participate in any investigation of a director or executive officer. After the conclusion of an investigation of a director or executive officer, the conclusions shall be reported to the Audit Committee.

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The Audit Committee will conduct such additional investigation as it deems necessary. If the Audit Committee determines that a director or executive officer has violated this Code, it will report its determination to the Board of Directors. Upon being notified that a violation has occurred, the Board of Directors, Company’s Chief Executive Officer or the Chief Financial Officer, as the case may be, will take such disciplinary or preventive action as deemed appropriate, up to and including dismissal or, in the event of criminal or other serious violations of law, notification of the SEC or other appropriate law enforcement authorities.

From time to time, the Company may waive provisions of this Code. Any employee or director who believes that a waiver may be called for should discuss the matter with the Company’s Chief Executive Officer. Any waiver of the Code for executive officers or directors of the Company may be made only by the Board of Directors or the Audit Committee of the Board and must be promptly disclosed.

VI. Corporate Opportunities

Employees, officers and directors are prohibited from taking (or directing to a third party) a business opportunity that is discovered through the use of corporate property, information or position, unless the Company has already been offered the opportunity and turned it down. More generally, employees, officers and directors are prohibited from using corporate property, information or position for personal gain and from competing with the Company.

Sometimes the line between personal and Company benefits is difficult to draw, and sometimes there are both personal and Company benefits in certain activities. Employees, officers and directors who intend to make use of Company property or services in a manner not solely for the benefit of the Company should consult beforehand with the Company’s Chief Executive Officer.

VII. Confidentiality

In carrying out the Company's business, employees, officers and directors often learn confidential or proprietary information about the Company, its customers, suppliers, or joint venture parties. Employees, officers and directors must maintain the confidentiality of all information so entrusted to them, except when disclosure is authorized or legally mandated. Confidential or proprietary information of our Company, and of other companies, includes any non-public information that would be harmful to the relevant company or useful or helpful to competitors if disclosed.

VIII. Fair Dealing

We engage in honest business competition. We do not seek competitive advantages through illegal or unethical business practices. Each employee, officer and director should endeavor to deal fairly with the Company's customers, service providers, suppliers, competitors and employees. No employee, officer or director should take unfair advantage of anyone through manipulation, concealment, abuse of privileged information, misrepresentation of material facts, or any unfair dealing practice.

IX. Protection and Proper Use of Company Assets

All employees, officers and directors should protect the Company's assets and ensure their efficient use. All Company assets should be used only for legitimate business purposes.